U.S. Boston Capital Corporation
55 Old Bedford Road, Suite 202
Boston, Massachusetts 01773

April 30, 2018
Via EDGAR Correspondence
U.S. Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, D.C. 20549

Re: Pear Tree Funds
Registration Statement on Form N-14 (File No. 333-223748)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Boston Capital Corporation, principal underwriter to Pear Tree Funds (the "Registrant"), hereby respectfully requests that the effective date of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-14 filed with the Commission via EDGAR on April 30, 2018 be accelerated so that it will become effective on Monday, April 30, 2018 or soon thereafter as reasonably practicable.
Please call John Hunt of Sullivan & Worcester LLP at (617) 338-2961 if you have any question concerning the foregoing.

Very truly yours,

/s/ Willard L. Umphrey

Willard L. Umphrey
President

Cc: Anu Dubey, U.S. Securities and Exchange Commission
John Hunt, Sullivan & Worcester LLP

{B2276814; 2}